

13030346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8- 66195

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PNC Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 Liberty Ave.
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlene F. Wilson (412) 762-6348
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

600 Grant St. Suite 52 (Address) Pittsburgh (City) PA (State) 15219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Commonwealth of Pennsylvania
County of Allegheny

OATH OR AFFIRMATION

I, Charlene F. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PNC Investments LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joy A. Damico, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Oct. 7, 2014
Member, Pennsylvania Association of Notaries

Charlene Wilson
Signature

Vice President
Title

Joy A. Damico
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNC Investments LLC and Subsidiary

Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

Consolidated Statement of Financial Condition as of December 31, 2012

Copy of Opinion



PNC Investments LLC and Subsidiary

Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
Consolidated Statement of Financial Condition as of December 31, 2012

PNC Investments LLC and Subsidiary
Index
December 31, 2012



Independent Auditor's Report

To the Member and Board of Managers of
PNC Investments LLC and subsidiary

We have audited the accompanying consolidated statement of financial condition of PNC Investments LLC and subsidiary (the "Company") as of December 31, 2012.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

PNC Investments LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2012

(in thousands of dollars)

Assets	
Cash and cash equivalents	$134,948
Deposits with clearing organizations	7,550
Receivables from brokers, dealers and others	8,150
Mutual fund fees receivable	2,967
Property and equipment at cost, net of accumulated depreciation	5,122
Deferred tax asset	11,412
Income tax receivable	2,973
Intangible asset	975
Prepaid expense and other assets	9,063
Total Assets	**$183,160**
Liabilities and Member's Equity	
Liabilities	
Accrued salary and benefits	$33,235
Accrued tax liability	148
Deferred revenue	20,959
Payable to affiliates	1,371
Other liabilities	7,712
Total Liabilities	63,425
Member's equity	119,735
Total Liabilities and Member's Equity	**$183,160**

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization

PNC Investments LLC (the "Company") is a wholly owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company is a Securities and Exchange Commission ("SEC") registered broker-dealer and investment adviser and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the retail sale of mutual and exchange traded funds, annuities, insurance, stocks, bonds, stock options, and other investment products. It also provides several managed account investment programs. The statements reflect the consolidated position of the Company, which includes PNC Insurance Services LLC, a wholly owned subsidiary of the Company. At December 31, 2012, PNC Insurance Services LLC (PNCIS) had total assets of $16.4 million, total liabilities of $.6 million and member's equity of $15.8 million.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents, which includes money market funds, are highly liquid investments that are readily convertible to cash and have original maturities of less than 30 days.

Deposits With Clearing Organizations

Deposits with clearing organizations represents cash held at clearing firms as required by the clearing agreements. These deposits cannot be used in the ordinary operations of the business.

Depreciation and Amortization

Property and equipment are depreciated over their estimated useful lives using the straight-line method, based on the following schedule:

Asset	Estimated Useful Lives
Furniture and equipment	7 years
Personal computers	5 years
Computer software	5 years
Internally developed software	1–5 years

Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Intangible Asset
The Company recorded an intangible asset in connection with the merger of National City Insurance Group Inc. ("NCIG") which occurred in 2010. NCIG had been acquired as part of PNC's purchase of National City Corporation ("National City") on December 31, 2008. The asset has an estimated economic life of four years. Note 9 contains additional information regarding this intangible.

Revenue Recognition
Mutual fund fees include revenues from fees for promoting and distributing mutual funds ("12b-1 fees") and are accrued quarterly as earned, with cash being received in the subsequent quarter. The 12b-1 fees are based on either the average daily fund net asset balances or average daily aggregated net fund sales, and are affected by changes in the overall level and mix of assets under management. Annuity fees include revenue from the sale of annuity products, the majority of which are recognized when earned. Customers' securities transactions are reported on a settlement date basis with related commission revenues and expenses of the Company recorded on a settlement date basis. The difference between settlement date commission revenue and trade date commission revenue is not material. Asset management fees are deferred and recognized as revenue in the period earned. Insurance service fees include revenue from the sale of insurance products, the majority of which are recognized when earned.

Income Taxes
The Company uses the asset and liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of specific assets and liabilities and are measured using current enacted tax rates.

The Company is included in the consolidated federal income tax return filed by PNC. The Company's federal income tax expense is computed as if the Company files a separate tax return. The Company is a participant in a master tax sharing policy with PNC. Under this policy, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

3. Regulatory Requirements

As a registered broker-dealer and investment adviser, the Company operates in a highly regulated environment and is subject to federal and state laws, SEC rules, and FINRA rules and guidance. Applicable laws and regulations, among other things, restrict permissible activities and require compliance with a wide range of financial and customer-related protections. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is subject to comprehensive examination by its regulators. These regulators have broad discretion to impose restrictions and limitations on the operations of the Company and to impose sanctions for noncompliance. As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternate method. Under this method, the required minimum net capital is equal to $250,000. At December 31, 2012, the Company had net capital of approximately $71.1 million, excluding PNCIS, which was approximately $70.9 million in excess of its required net capital.

Additionally, the Company operates pursuant to the exemptive provision of SEC Rule 15c3-3(k)(2)(ii). The Company does not hold customer funds or safekeep customer securities. The Company introduces and clears its customers' transactions through a third-party on a fully-disclosed basis.

4. Income Taxes

Significant components of the Company's net deferred tax asset are as follows:

(In thousands of dollars)

Employee benefits	$ 6,681
Compensation	462
Intangibles	4,672
Other	(403)
Total deferred tax assets	$11,412

At December 31, 2012, the Company did not have any amounts relating to uncertain tax benefits.

Examinations are substantially completed for PNC's consolidated federal income tax returns for 2007 and 2008 and there are no outstanding unresolved issues. The Internal Revenue Service (IRS) is currently examining PNC's 2009 and 2010 returns.

5. Related-Party Transactions

Cash and cash equivalents as of December 31, 2012 include cash on deposit with the Parent of approximately $2.8 million and $124.5 million invested in a money market mutual fund with an affiliate, BlackRock. These funds are carried at fair value.

The Company utilizes the variable rate bond remarketing services of an affiliate, PNC Capital Markets LLC ("PNCCM"), a wholly owned subsidiary of PNC Holding LLC, which is a wholly owned subsidiary of PNC, and is a registered broker dealer.

The Company also utilizes the Retail Trading Desk services of PNCCM to provide a list of securities that PNCCM has available that may be of interest to the customers of the Company As of December 31, 2012, the Company had a payable to PNCCM of approximately $620,000 which is reflected in payables to affiliates on the consolidated statement of financial condition.

The Company utilizes Parent employees to generate annuity sales and reimburses the Parent on a monthly basis for expenses associated with this activity. At December 31, 2012, the Company had a payable due to the Parent of $4,100 which is reflected in payables to affiliates on the consolidated statement of financial condition.

The Company pays a monthly fee to PNC for certain occupancy costs, overhead and administrative services.

6. Employee Benefit Plans

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC. PNC sponsors a noncontributory, qualified defined benefit pension plan (The PNC Financial Services Group, Inc. Pension Plan), which covers substantially all of the Company's employees. Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation. Earnings credit percentages for plan participants on December 31, 2009, are frozen at their level earned to that point. Earnings credits for all employees who become participants on or after January 1, 2010, are a flat 3% of eligible compensation. Participants at December 31, 2009, earn interest based on 30-year Treasury securities with a minimum rate, while new participants on or after January 1, 2010, are not subject to the minimum rate. Pension expense is allocated by PNC to the Company based upon an actuarially determined expense which includes service and interest costs related to participants of the Company.

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. Postretirement benefits expense is allocated by PNC to the Company based upon an actuarially determined expense which includes service and interest costs related to participants of the Company. There are no separate plans solely for the employees of the Company.

The PNC defined benefit pension and OPEB plans are accounted for in accordance with the provisions of ASC 715 Compensation – Retirement Benefits using the multiemployer accounting model and related disclosures made in accordance with ASU 2011-09. As of December 31, 2012, assets of the PNC defined benefit pension plan were $4 billion and the projected benefit obligation was $4.5 billion. Consolidated disclosures about the pension and OPEB plans of PNC, including funded status, plan assumptions, investment strategy and asset allocation, fair value measurement

of plan assets and liabilities, and other disclosures about the plans are included in Note 15 of the PNC 2012 Annual Report on Form 10-K.

The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company.

7. Stock Based Compensation Plans

Certain of the Company's employees participate in PNC's long-term incentive award plan ("Plan"), which provides for the granting of nonqualified stock options and restricted stock awards/units. The Company recognizes stock based compensation expense for options and awards/units issued under the Plan in accordance with the fair value recognition provisions of ASC 718 Compensation – Stock Compensation.

8. Litigation

The Company establishes accruals for legal proceedings, including litigation, arbitrations, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. As of December 31, 2012, the aggregate accrual for all legal proceedings that met the standard for establishing such an accrual was approximately $1.2 million, which is included in other liabilities on the consolidated statement of financial condition.

When we are able to do so, we also determine estimates of possible losses or ranges of possible losses, whether in excess of any related accrued liability or where there is no accrued liability, for disclosed legal proceedings ("Disclosed Matters," which are those matters disclosed in this Note). For Disclosed Matters, as of December 31, 2012, we estimate that it is reasonably possible that we could incur losses in an aggregate amount of up to approximately $94 million. The estimates included in this amount are based on our analysis of currently available information and are subject to significant judgment and a variety of assumptions and uncertainties. As new information is obtained we may change our estimates.

Due to the inherent subjectivity of the assessments and unpredictability of outcomes of legal proceedings, any amounts accrued or included in this aggregate amount may not represent the ultimate loss to us from the legal proceedings in question. Thus, our exposure and ultimate losses may be higher, and possibly significantly so, than the amounts accrued or this aggregate amount. The estimated aggregate amount also does not reflect any of our exposure to matters not disclosed.

In our experience, legal proceedings are inherently unpredictable. In many legal proceedings, various factors exacerbate this inherent unpredictability, including, among others, one or more of the following: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis or, if permitted to proceed as a class action, how the class will be defined; the plaintiff is seeking relief other than or in addition to compensatory damages; the matter presents meaningful legal uncertainties, including novel issues of law; we have not engaged in meaningful settlement discussions; discovery has not started or is not complete; there are significant facts in dispute; and there are a large number of parties named as defendants (including where it is uncertain how liability, if any, will be shared among multiple defendants). As a result, we may not always be able to estimate possible losses or ranges of possible losses for every matter that we disclose.

We include in the descriptions of individual Disclosed Matters certain quantitative information related to the plaintiff's claim against us alleged in the plaintiff's pleadings or otherwise publicly available. While information of this type may provide insight into the potential magnitude of a matter, it does not necessarily represent our estimate of reasonably possible loss or our judgment as to any currently appropriate accrual.

On November 7, 2009, NatCity Investments, Inc., ("NatCity") was merged into the Company. As a result, there are several lawsuits in which the Company is either a defendant or is responsible for any liability resulting from the prior operations of NatCity.

FHLB

In October 2010, the Federal Home Loan Bank of Chicago brought a lawsuit in the Circuit Court of Cook County, Illinois, against numerous financial companies, including PNC, as successor in interest to National City, and the Company, as successor in interest to NatCity (*Federal Home Loan Bank of Chicago v. Bank of America Funding Corp., et al.* (Case No. 10CH45033)). The complaint alleges that the defendants have liability to the Federal Home Loan Bank of Chicago in a variety of capacities (in the case of the National City entities, as underwriters) under Illinois state securities law and common law in connection with the alleged purchase of private-label mortgage-backed securities by the Federal Home Loan Bank. According to the complaint, the Federal Home Loan Bank purchased approximately $3.3 billion in mortgage-backed securities in total in transactions addressed by the complaint, approximately $345 million of which was allegedly in transactions involving the National City entities. The complaint alleges misrepresentations and omissions in connection with the sales of the mortgage-backed securities in question. In its complaint, the Federal Home Loan Bank seeks, among other things, rescission, unspecified damages, interest, and attorneys' fees. In November 2010, the defendants removed the case to the United States District Court for the Northern District of Illinois. In January 2011, the district court remanded the case to the Circuit Court of Cook County. The plaintiff amended its complaint in March 2011 and filed a corrected amended complaint in April 2011. The corrected amended complaint does not identify any additional transaction for which the plaintiff seeks recovery from PNC nor does it add any additional substantive allegations. In May 2011, the defendants filed a motion to dismiss the corrected amended complaint. The motion was denied in September 2012.

Fulton

In 2009, Fulton Financial Advisors, N.A. filed lawsuits against PNCCM and NatCity (now the Company) in the Court of Common Pleas of Lancaster County, Pennsylvania, arising out of Fulton's purchase of auction rate certificates (ARCs) through NatCity (*Fulton Financial Advisors, N.A. v NatCity Investments, Inc.*(No. 5:09-cv-04855)). Fulton also filed an analogous lawsuit against PNC Capital Markets LLC, an affiliate of the company. The lawsuits allege violations of the

Pennsylvania Securities Act, negligent misrepresentation, negligence, breach of fiduciary duty, common law fraud, and aiding and abetting common law fraud in connection with the purchase of the ARCs by Fulton. Specifically, Fulton alleges that, as a result of the decline of financial markets in 2007 and 2008, the market for ARCs became illiquid; that PNC and NatCity knew or should have known of the increasing threat of the ARC market becoming illiquid; and that NatCity did not inform Fulton of this increasing threat, but allowed Fulton to continue to purchase ARCs, to Fulton's detriment. In its complaints, Fulton alleges that it then held ARCs purchased through NatCity for a price of more than $175 million. In the complaint, Fulton seeks, among other things, unspecified actual and punitive damages, rescission, attorneys' fees and interest.

NatCity removed the case against it to the United States District Court for the Eastern District of Pennsylvania, and in November 2009 filed a motion to dismiss the complaint. The court has not yet ruled on this motion.

Frederick

The Company, together with several other financial companies, is a respondent in an arbitration (*Frederick, et al. v. Rickel & Associates, Inc., et al* (D.R. No. 10-02349)) currently pending before FINRA. This matter was originally filed in 2009 as a lawsuit in the Superior Court of New Jersey, Chancery Division: Morris County. In 2009, after consolidating this lawsuit with other similar lawsuits pending against some or all of the same defendants, the court ordered the matter to proceed as a FINRA arbitration.

In November, 2012, a settlement was reached with the claimant, pursuant to which the Company agreed to pay $900,000 to settle this matter. The settlement amount has been fully accrued and the Company is in the process of booking the corresponding payment to the claimant. One of the co-respondents, Hilliard Lyons also reached a settlement with the claimants and, in February 2013, filed a lawsuit in Jefferson County, Kentucky Circuit Court asserting an indemnity claim in the amount of $1.33 million for the defense and settlement of the claimants' claim against Hilliard Lyons. (J.J.B. Hilliard, W.L. Lyons, LLC v. The PNC Financial Services Group, Inc. (No. 13-CI-01010)).

Bremen

The Company and PNC Bank are defendants in a lawsuit brought by a customer of the Company in the Court of common Pleas of Chester County, Pennsylvania (Bremen v. PNC Bank and PNC Investments and David Deblasio, No. 08-00824). The customer alleges that approximately $112,000 of his funds were misappropriated by a former Company representative. He also makes a claim for punitive damages.

The Company's motion for summary judgment was denied, and trial is currently scheduled for April, 2013.

Regulatory and Governmental Matters

The Company is the subject of investigations, audits and other forms of regulatory and governmental inquiry covering a broad range of issues in our business, in some cases as part of reviews of specified activities at multiple industry participants. Over the last few years, we have experienced an increase in regulatory and governmental investigations, audits and other inquiries. These inquiries may lead to administrative, civil or criminal proceedings, and possibly result in remedies including fines, penalties, restitution, alterations in our business practices, and in additional expenses and collateral costs.

Other
In addition to the matters described above, the Company and persons to whom we may have indemnification obligations, in the normal course of business, are subject to various other pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. We do not anticipate, at the present time, that the ultimate aggregate liability, if any, arising out of such other legal proceedings will have a material adverse effect on our financial position. However, we cannot now determine whether or not any claims asserted against us or others to whom we may have indemnification obligations, whether in the proceedings or other matters described above or otherwise, will have a material adverse effect on our results of operations in any future reporting period, which will depend on, among other things, the amount of the loss resulting from the claim and the amount of income otherwise reported for the reporting period.

9. Intangible Asset

On December 31, 2008, PNC purchased National City. A portion of the purchase price was attributed to a finite-lived intangible asset related to NCIG. The amount was recognized by the Company as a result of the merger of NCIG into the Company in 2010. The intangible asset relates to customer-based intangibles. The remaining unamortized balance at December 31, 2012, was $975,000. This balance will be amortized straight-line through the end of the economic life of the intangible, which extends through December 31, 2013. In accordance with ASU 2012-02 PNCI completed a review of the forecasted attrition rate of the fixed annuities held to determine if the asset might be impaired. There were no impairment charges related to this asset.

10. Conversion Credit

During 2010, the Company signed a clearing agreement with National Financial Services LLC ("NFS" or "Clearing Agent"). During 2011, the Company completed the conversion to NFS from the previous three clearing agents.

The Company is recognizing the conversion credit on a straight-line basis over the seven-year life of the contract. As of December 31, 2012, the Company had deferred revenue related to the conversion credit, of approximately $21.0 million which is included in deferred revenue on the consolidated statement of financial condition.

The Company utilizes the correspondent services of NFS. The services include, but are not limited to the following:

- executing customer trades,
- generating, preparing, and mailing of customer trade confirmations and account statements;
- settling transactions in securities between the Company and other brokers and dealers;
- performing cashiering functions for the receipt, delivery, and transfer of securities purchased and sold; and
- carrying customer account balances and positions on the Clearing Agent's books, records and balance sheet.

The Clearing Agent settles transactions executed on behalf of customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. On all transactions, the Company is responsible to the Clearing Agent for any loss, liability, cost, or expense incurred by the Clearing Agent as a result of the failure of any customer of the Company introduced to the Clearing Agent to make timely payment for securities purchased by the customer. This includes timely compliance with margin or maintenance margin calls or liquidations as the result of the customer failing to meet their financial obligations. As of December 31, 2012, the Company had recorded a revenue receivable from the Clearing Agent of approximately $2.6 million which is included in receivables from brokers and dealers on the consolidated statement of financial condition.

11. Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from one to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Property and equipment at December 31, 2012, consisted of:

(In thousands of dollars)

Leasehold and other improvements	$	587
Furniture		6,478
Equipment		6,334
Jobs in process		855
Software		5,482
Total		19,736
Less: Accumulated Depreciation		14,614
Net property and equipment	$	5,122

12. Recent Accounting Pronouncements

In September 2011, the FASB issued ASU 2011-09 Compensation – Retirement Benefits – Multiemployer Plans (Subtopic 715-80). This ASU requires enhanced disclosures in the annual financial statements of employers that participate in multiemployer pension plans and multiemployer other postretirement benefit plans. ASU 2011-09 is effective for annual periods for fiscal years ending after December 15, 2011, with early adoption permitted. As discussed in Note 6, the PNC defined benefit pension and OPEB plans are accounted for in accordance with the provisions of ASC 715 Compensation – Retirement Benefits using the multiemployer accounting model and the related disclosures required by ASU 2011-09 as of December 31, 2012, are included in that note.


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